08004182

RECEIVED

2008 AUG -4 A 9:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

LRP

Ein Unternehmen der LBBW-Gruppe

55098 Mainz GERMANY
Telephone (+49 61 31) 13-01
E-Mail: LRP@LRP.de
www.lrp.de
Bank sort code 550 500 00

Securities and Exchange Commission
Division of Corporate Finance
Attn: Special Counsel / Office of
International Corporate Finance
Room 3099 (3-7)
450 Fifth Street
Washington, D.C. 20549

USA

Your contact

SUPPL

Your reference		Date	June 30, 2008		
Our reference	rt	Telephone	(+49) 0 61 31/13- 2710	Fax	(+49)0 61 31/13- 3130
		E-Mail	gundolf.reitmaier@lrp.de		

File No. 82-4930

Dear Madam or Sir,

We would like to notify the merger between LRP Landesbank Rheinland-Pfalz (LRP) and Landesbank Baden-Württemberg (LBBW).

LBBW is the only shareholder of LRP. On May 2, 2008 an agreement (Staatsvertrag) was concluded between the State of Baden-Württemberg and the State of Rheinland-Pfalz for the merger between LRP and LBBW. The Staatsvertrag will enter into force on July 1, 2008. The merger will take place with retrospective effect as of January 1, 2008.

Under German law, the merger outlined above will cause a transfer of all rights and obligations of LRP to LBBW. All assets and liabilities of LRP will then be transferred by operation of law without any further action to be taken (Universalsukzession) by LBBBW.

As a matter of law, LBBW will be the obligor under all securities issued by LRP after the proposed merger will have become effective. LRP will then not exist any longer.

We attach for your convenience the articles of association of LBBW to this letter.

If you need any further information, please let us know.

Kind regards

LRP Landesbank Rheinland-Pfalz

PROCESSED

AUG 12 2008

THOMSON REUTERS

Encl.
-Articles of Association of LBBW

Ordinance

of

Landesbank Baden-Württemberg

- Stuttgart, Karlsruhe, Mannheim, and Mainz -

Version dated July 1, 2008

LB≡BW

Preamble

Landesbank Baden-Württemberg ("Landesbank") was established through the merger of Südwestdeutsche Landesbank Girozentrale, Landesgirokasse – öffentliche Bank und Landessparkasse, and Landeskreditbank Baden-Württemberg. The legal basis of Landesbank is the Landesbank Baden-Württemberg Act (*Gesetz über die Landesbank Baden-Württemberg)* of November 11, 1998 [Official Register of Baden-Württemberg (*Gesetzblatt – GBl.*) p. 589] amended by the law of October 22, 2002 (GBl. p. 385).

§ 1
Legal Status, Registered Offices

Landesbank Baden-Württemberg is an institution under public law with legal capacity and with registered offices in Stuttgart, Karlsruhe, Mannheim, and Mainz. The head office of the Chairman of the Board of Managing Directors (*Vorstand*) is Stuttgart. Landesbank may establish and operate branches, offices, stock exchange offices, and representative offices without regional restriction.

§ 2
Owners (*Träger*) and Liability

(1) The Owners of Landesbank are the State of Baden-Württemberg (the "State"), the Savings Banks Association of Baden-Württemberg [*Sparkassenverband Baden-Württemberg* (SVBW)], the City of Stuttgart (the "City"), Landeskreditbank Baden-Württemberg – Förderbank - (L-Bank) and the Savings Banks and Giro Association of Rhineland Palatinate [*Sparkassen- und Giroverband Rheinland-Pfalz* (SGV RP)].

(2) The Owners shall support Landesbank in the execution of its duties according to the following provisions. The Owners are neither obliged to provide funds nor does Landesbank have the right to claim the provision of funds from the Owners.

(3) The Owners of Landesbank as at July 18, 2005 are responsible for honoring all liabilities of Landesbank existing at this date. For liabilities agreed by July 18, 2001 this applies without time limit; for those agreed after this date and until July 18, 2005, this applies only if their maturity does not go beyond December 31, 2015. The Owners will immediately honor their obligations arising from the Guarantors' liability vis-à-vis the creditors of liabilities agreed until July 18, 2005 as soon as the latter have stated in due manner and in writing upon these liabilities falling due that the creditors of these liabilities cannot be satisfied from the assets of Landesbank. The obligations of Landesbank resulting from its own guarantor's liability or comparable liability undertaking or a liability arising from membership in a savings banks association as guarantor are laid down and fall due under the terms of sentences (1)-(3) at the same moment as the obligation secured by such an undertaking. Several Owners are jointly and severally liable, in their internal relationships according to their interests in the capital.

(4) Irrespective of section 5, any Owner of Landesbank may accept, solely or jointly and severally with other Owners or third parties, guarantees limited in time or amount against a fair market rate.

(5) Landesbank shall be liable to the full extent of its assets. The liability of the Owners shall be limited to the statutory capital.

(6) Should an Owner transfer its entire interests in the nominal capital, it may withdraw as an Owner by submitting a declaration to this effect to Landesbank. The declaration shall require the approval of the Supervisory Authority on Points of Law (*Rechtsaufsichtsbehörde*). The withdrawal of the Owner shall become effective upon such approval; the former Owner shall remain liable to third parties for obligations of Landesbank that were established at the time of his withdrawal according to section 3.

(7) Under consideration of the foregoing sections, legal entities under public law may be admitted by contract as additional Owners provided that they acquire interests in the nominal capital.

§ 3
Nominal Capital

(1) Landesbank has a nominal capital of EUR 1,419,800,000.

(2) The following hold stakes in the nominal capital:

a. the State EUR 505.6 million (35.611 percent);
b. the SVBW EUR 505.6 million (35.611 percent);
c. the City EUR 268.8 million (18.932 percent);
d. L-Bank EUR 69.9 million (4.923 percent);
e. the SGV RP EUR 69.9 million (4.923 percent).

(3) If and to the extent that the ordinance of the SVBW requires that its member savings banks make direct contributions to the nominal capital, these interests shall be attributed to the SVBW.

(4) The nominal capital may be increased by resolution passed by the Owners' Meeting. Each Owner shall be entitled to an interest in the new nominal capital that corresponds to its interest in the previous nominal capital. Inasmuch as an Owner does not exercise its preemptive right, this preemptive right – unless otherwise agreed by the Owners – shall accrue to the other Owners, in consideration of a compensatory payment, in the same proportion as the Owners hold pro-rata interests in the nominal capital.

(5) In accordance with the provisions of the German Banking Act (*Gesetz über das Kreditwesen*) Landesbank may accept capital paid in consideration of participation rights (*Genussrechtskapital*), capital contributed by silent partners (*stille Einlagen*), as well as subordinated liable capital and other types of capital from its Owners and third parties.

§ 4
Duties

(1) Landesbank has full freedom to conduct business. It may engage in all types of banking and financial service activities as well as in all other activities that are useful to Landesbank.

(2) Landesbank shall strengthen competition in the banking business. It shall provide its services in the interest of the people, the economy, and the public sector, taking into account market requirements. With regard to its public function, Landesbank shall also endeavor, to the extent it is able to do so, to support social, environmental, cultural, and other public-interest projects.

(3) Landesbank is a universal bank and an international commercial bank.

(4) Landesbank is also the central bank for the savings banks (*Sparkassen*) in Baden-Württemberg, Rhineland-Palatinate, and the Free State of Saxony; jointly with the associated enterprises of the savings banks, it promotes and supports the competitiveness of the savings banks in the market.

(5) Landesbank also performs the duties of a savings bank in the territory of the state capital Stuttgart under analogous application of § 6(1) of the Savings Bank Act (*Sparkassengesetz*).

(6) Landesbank is also the principal banker of the State and of the City.

(7) In order to perform its duties and to pursue its business, Landesbank may create legally dependent institutions under public law, invest in enterprises, and become a member of associations. In addition, it may acquire interests in the capital of credit institutions under public law and be a guarantor or owner of such institutions.

(8) Landesbank establishes a legally dependent institution under public law entitled "Baden-Württembergische Bank" ("BW Bank"). As a unit operating independently within Landesbank, BW Bank shall assume the retail and corporate customers business areas of Landesbank and former Baden-Württembergische Bank Aktiengesellschaft for Baden-Württemberg, placing a special focus on medium-sized businesses. In this context, on behalf of Landesbank BW Bank shall also carry out the duties of a savings bank in Stuttgart, the state capital of Baden-Württemberg, assigned to Landesbank pursuant to section 5. Within the scope of duties assigned to it, BW Bank shall operate as a commercial bank and may engage in all types of banking and financial service activities. Any and all statements and legal transactions of BW Bank entitle and commit Landesbank. The duties and organization of BW Bank are governed by the Articles of Incorporation (*Statut*) of BW Bank, adopted by the Owners' Meeting (*Trägerversammlung*) as articles of incorporation pursuant to § 8(2), no. 6 of the Landesbank Baden-Württemberg Act (*Gesetz über die Landesbank Baden-Württemberg*).

(9) Landesbank establishes a legally dependent institution under public law entitled "Rheinland-Pfalz Bank" ("RP-Bank"). As a unit operating independently within Landesbank, RP-Bank, as a regional bank with a strong customer focus, shall assume the corporate customer business area, placing a special focus on medium-sized businesses, the private banking business area, the business area of providing advisory services for institutional customers, also with regard to investments in funds, and, if the situation arises, the processing of development loans granted by the Trust Agency of the Federal State of Rhineland-Palatinate [*Landestreuhandstelle Rheinland-Pfalz* (LTH)], for Rhineland-Palatinate and the adjacent economic areas. Within the scope of duties assigned to it, RP-Bank shall operate as a commercial bank and may engage in all types of banking and financial service activities. Any and all statements and legal transactions of RP-Bank entitle and commit Landesbank. The duties and organization of RP-Bank are governed by the Articles of Incorporation (*Statut*) of RP-Bank, adopted by the Owners' Meeting (*Trägerversammlung*) as articles of incorporation pursuant to § 8(2), no. 6 of the Landesbank Baden-Württemberg Act (*Gesetz über die Landesbank Baden-Württemberg)*.

(10) Landesbank establishes a legally dependent institution under public law entitled

"Sachsen Bank". As a unit operating independently within Landesbank, Sachsen Bank, as a regional bank with a strong customer focus, shall assume the corporate customer business area, placing a special focus on medium-sized businesses, and the private banking business area for Saxony and the adjacent economic areas. Within the scope of duties assigned to it, Sachsen Bank shall operate as a commercial bank and may engage in all types of banking and financial service activities. Any and all statements and legal transactions of Sachsen Bank entitle and commit Landesbank. The duties and organization of Sachsen Bank are governed by the Articles of Incorporation (*Statut*) of Sachsen Bank, adopted by the Owners' Meeting (*Trägerversammlung*) as articles of incorporation pursuant to § 8(2), no. 6 of the Landesbank Baden-Württemberg Act (*Gesetz über die Landesbank Baden-Württemberg*).

§ 5
Mortgage-Backed Bonds, Bonds, Money in Trust for Wards

(1) Landesbank is authorized to issue mortgage-backed bonds (*Pfandbriefe*), public debt-backed bonds (*Kommunalobligationen*), and other bonds (*Schuldverschreibungen*).

(2) Mortgage-backed bonds and other bonds that are outstanding or yet to be issued and that are subject to the German Act on Mortgage-Backed Bonds and Similar Bonds Issued by Public-Law Credit Institutions (*Gesetz über die Pfandbriefe und verwandten Schuldverschreibungen öffentlich-rechtlicher Kreditanstalten*) must be covered in accordance with the provisions of that Act.

(3) § 5(5) of the ordinance of Südwestdeutsche Landesbank Girozentrale in the version of August 27, 1992 and § 31 of the basic provisions of Landesgirokasse – öffentliche Bank und Landessparkasse in the version of September 1992 shall continue to apply to the separate cover asset pools created on the basis of these provisions.

(4) Landesbank qualifies for holding money in trust for wards (*Mündelgeld*).

§ 6
Executive Bodies, Responsibilities

(1) The executive bodies of Landesbank are the Owners' Meeting (*Trägerversammlung*), the Supervisory Board (*Verwaltungsrat*), and the Board of Managing Directors (*Vorstand*).

(2) The representatives of the Owners comprising the Owners' Meeting and the members of the Supervisory Board shall serve in a honorary capacity. If they sustain an accident while on duty they shall have the same rights as a public official serving in a honorary capacity. The representatives of the Owners comprising the Owners' Meeting, the members of the Supervisory Board, and the members of the Board of Managing Directors shall be obliged to maintain secrecy. This obligation shall survive the termination of their service on Landesbank's executive bodies. The Board of Managing Directors may waive the obligation to maintain secrecy in individual cases and for specific purposes, in particular to permit testimony in judicial or administrative proceedings.

(3) Representatives of the Owners comprising the Owners' Meeting, members of the Supervisory Board, and members of the Board of Managing Directors who violate their responsibilities shall be jointly and severally liable to Landesbank for compensating for the resulting damage. Representatives of the Owners comprising the Owners' Meeting and members of the Supervisory Board shall only be held liable for damages if they acted with intent or gross negligence.

§ 7
Principles Governing Business Operations

Landesbank shall conduct its business in accordance with economic principles and with due regard to its public function.

§ 8
Owners' Meeting (*Trägerversammlung*), Chairmanship

(1) The Owners' Meeting is comprised of the Owners. The Owners shall exercise their rights with respect to Landesbank's affairs at sessions of the Owners' Meeting, unless otherwise provided for by the Landesbank Baden-Württemberg Act (*Gesetz über die Landesbank Baden-Württemberg*) or this Ordinance. The Owners shall be represented at sessions of the Owners' Meeting by one or several persons who shall not be bound by instructions. The Owners' Meeting is made up of four State, four SVBW, two City, one L-Bank and one SGV RP representative(s).

(2) Upon nomination by the Owners, the Chairman and the Deputy Chairmen of the Owners' Meeting shall be elected by the Owners' Meeting from among the representatives of the Owners for a term of five years.

(3) The Owners' Meeting shall establish its own rules of procedure.

§ 9
Duties of the Owners' Meeting

(1) The Owners' Meeting shall pass resolutions on:

1. the appointment, recall, employment, and termination of employment of the members of the Board of Managing Directors and their deputies as well as the appointment and recall of the Chairman and the Deputy Chairmen of the Board of Managing Directors;

2. the appointment of the Chairman and the Deputy Chairmen of the Supervisory Board;

3. the approval of past activities of the members of the Supervisory Board and the members of the Board of Managing Directors;

4. the granting of a representation allowance to the representatives of the Owners comprising the Owners' Meeting and to the members of the Supervisory Board, the committees, and the advisory boards;

5. the appropriation of the distributable profit;

6. the Ordinances of Landesbank and their amendments;

7. the determination of and changes in the nominal capital; the Owners' Meeting may also establish principles for taking in other capital in accordance with the German Banking Act (*Gesetz über das Kreditwesen*);

8. enterprise agreements pursuant to § 291 and § 292 of the German Stock Corporation Act (*Aktiengesetz*);

9. the confirmation of the employee representatives on the Supervisory Board and their deputies;

10. the acquisition and sale of interests in credit institutions and insurance enterprises as well as material interests in financial service institutions and financial enterprises.

(2) The Chairman of the Owners' Meeting shall represent Landesbank in dealings with the members of the Board of Managing Directors.

§ 10
Sessions and Resolutions of the Owners' Meeting

(1) Sessions of the Owners' Meeting shall be convened by the Chairman as needed, or should an Owner, the Supervisory Board, or the Board of Managing Directors submit a request to this effect stating the issues to be dealt with. The rules of procedure of the Owners' Meeting shall specify further details, with particular regard to the form and the time period in which requests for and notifications of meetings shall be issued.

(2) 50 percent of the nominal capital must be represented at a session of the Owners' Meeting in order to constitute a quorum. Resolutions of the Owners' Meeting shall require a majority of the votes cast (simple majority). Contrary to sentence 1, resolutions of the Owners' Meeting pursuant to § 9(1), nos. 1 and 5 through 7, first half-sentence hereof shall require a majority of 75 percent of the votes cast at the session of the Owners' Meeting.

(3) The Owners shall have voting rights in proportion to their respective interests in the nominal capital. The State shall account for 427, the SVBW for 427, the City for 228, L-Bank for 59 and the SGV RP for 59 votes out of a total of 1,200 votes. The voting rights to which each Owner is entitled in accordance with the foregoing shall be uniformly exercised by one of its representatives who is authorized to cast the vote (proxy).

§ 11
Committees of the Owners' Meeting

The Owners' Meeting may establish committees and regulate their composition, scope of authority, and decision-making powers.

§ 12
Supervisory Board (*Verwaltungsrat*), Chairman of the Supervisory Board

(1) The Supervisory Board consists of 30 members who shall be appointed in accordance with § 13 and § 14 hereof. A deputy shall be appointed for each member.

(2) Upon nomination by the Owners, the Chairman and the Deputy Chairmen of the Supervisory Board shall be elected by the Owners' Meeting from among the members of the Supervisory Board for a term of five years. It must be ensured that the Owners are each duly represented by the Chairman and the Deputy Chairmen that are to be selected from the midst of those members of the Supervisory Board that the Owners appointed.

(3) The members of the Supervisory Board and their deputies shall have business experience and expertise and be able to further Landesbank and support it in the performance of its duties. They shall not be bound by instructions. They must perform their duties conscientiously and without self-interest. The decision whether to grant a representation allowance to the members of the Supervisory Board shall rest with the Owners' Meeting.

(4) At least one member of the Supervisory Board must have expert knowledge in accounting and/or the audit of financial statements.

(5) The members of the Supervisory Board and their deputies shall be appointed for a term of five years; new appointments must be made at the latest one month before the term of office expires. Reappointment is permissible. After their term of office has expired, the members of the Supervisory Board and their deputies shall continue in office until the new Supervisory Board has been constituted. In deviation from § 12(5), sentence 1 hereof, the term of office of the employee representatives on the Supervisory Board on July 1, 2008 shall be subject to a one-off extension of one year and end on December 31, 2009. The subsequent term of office of the employee representatives on the Supervisory Board shall be subject to a one-off curtailment of one year and end on December 31, 2013. The regular term of office of five years shall apply to the subsequent term of office pursuant to § 12(5), sentence 1, first half-sentence hereof.

(6) The first term of office of the members and deputy members of the Supervisory Board as well as of the Chairman and the Deputy Chairmen of the Supervisory Board will end on December 31, 2003. § 13(2) shall remain unaffected. § 12(4), sentence 3, shall apply accordingly.

§ 13
Membership in the Supervisory Board

(1) The members of the Supervisory Board and their deputies shall be appointed by the Owners, unless they are elected by the employees as their representatives in accordance with § 14 hereof. The Owners shall have the right to appoint members of the Supervisory Board in proportion to their respective interests in the nominal capital. Accordingly, the State and the SVBW shall each appoint seven members, the City four, and L-Bank and the SGV RP each one member of the Supervisory Board. Each Owner that appoints more than two members of the Supervisory Board shall select one of the appointed members from among the customers of Landesbank or from the business sector.

(2) The Owners may recall the members appointed by them at any time and appoint different members for the remainder of the term of office according to § 12(4) hereof. An Owner shall be obliged to recall a member it has appointed if the Supervisory Board passes a unanimous resolution to this effect; in this event, the member concerned shall not be permitted to vote on this occasion.

(3) A member of the Supervisory Board who tenders his or her written resignation from the Supervisory Board with the Chairman of the Supervisory Board shall withdraw from the Supervisory Board.

§ 14
Employee Representatives on the Supervisory Board

Ten members and their deputies shall be elected by Landesbank employees as their representatives on the Supervisory Board and shall be confirmed by vote of the Owners' Meeting. The number of elected employee representatives shall equal three times the number of seats. The election shall take place under analogous application of § 16(1), sentences 1, 3, 5, and 6; § 16(2); § 16(3); § 16(4), sentences 1, 2, and 4; and § 16(5) of the Savings Bank Act (*Sparkassengesetz*) as well as the Savings Bank Election Regulations (*Sparkassenwahlordnung*) subject to the following:

- § 16(2), sentence 2 and § 16(3), sentence 1 of the Savings Bank Act shall be based on twice the number of employee representatives to be elected pursuant to sentence 2;
- each person entitled to vote shall have 30 votes; and
- the Staff Council (*Personalrat*) or, in case of § 9(2) of the State Staff Representation Act [*Landespersonalvertretungsgesetz* ("LPVG")], Landesbank's Central Staff Council (*Gesamtpersonalrat*) shall appoint an Election Committee (*Wahlvorstand*) consisting of at least three employees entitled to vote and – from among such employees – one person as a Chairman and one as his/her deputy at the latest 12 weeks before the term of office expires.

Employees who on the election day are citizens of a member state of the European Union shall be eligible to be elected; above and beyond this, § 12(1) and (2) of the LPVG shall apply accordingly to the eligibility for election. Loss of an employee representative's eligibility for election shall result in the termination of his/her term of office on the Supervisory Board.

§ 15
Duties of the Supervisory Board

(1) The Supervisory Board shall supervise the management of Landesbank's business.

(2) The Supervisory Board shall pass resolutions on:

1. the principles of Landesbank's business policy;

2. the approval of the business plan to be presented annually by the Board of Managing Directors;

3. the adoption of the annual financial statements;

4. the establishment of committees of the Supervisory Board, in particular the Credit Committee, subject to § 18 hereof; the composition of committees and their decision-making powers, as well as their chairmen and deputy chairmen;

5. the establishment of foreign branches;

6. the acquisition and sale of shareholdings in enterprises in accordance with the rules of procedure of the Board of Managing Directors, unless this falls within the scope of authority of the Owners' Meeting;

7. the acquisition and sale of real property and buildings subject to the rules of procedure of the Board of Managing Directors;

8. building measures in accordance with the rules of procedure of the Board of Managing Directors;

9. the rules of procedure of the Board of Managing Directors and the approval of the schedule of responsibilities proposed by the Board of Managing Directors;

10. the appointment and engagement of the independent auditors of the financial statements and the auditors pursuant to § 36 of the German Securities Trading Act (*Wertpapierhandelsgesetz*);

11. other matters assigned to the Supervisory Board pursuant to this Ordinance.

(3) The Supervisory Board may at any time request information about all affairs of Landesbank. It may also inspect and examine the books and records, and all assets of Landesbank. The Supervisory Board may also appoint individual members to carry out the foregoing, or appropriate experts for specific tasks.

(4) In addition to supervising the audit of the annual financial statements and of the consolidated financial statements, the Supervisory Board shall supervise the accounting process and the effectiveness of the internal control system, of

the internal auditing system and of the risk management system. It shall supervise and check the independence of the auditors, and notably any services provided in addition to the audit by the auditors for Landesbank.

(5) The auditors shall report to the Supervisory Board the most significant findings acquired during the audit, notably findings on material weaknesses regarding Landesbank's internal control of the accounting process. Once a year the auditors shall assure the Supervisory Board in writing of their independence of Landesbank and inform the Supervisory Board of the services provided by them for Landesbank in addition to the audit; furthermore, the auditors shall discuss with the Supervisory Board any risks endangering their independence as well as any protective measures to minimize these risks documented by them.

(6) The Supervisory Board may determine that an audit committee pursuant to section 2, no. 4 shall take its place to fulfill the duties specified in sections 4 and 5; the members of such audit committee shall be appointed from among the members of the Supervisory Board, and at least one member of such audit committee must be a member pursuant to § 12(4).

(7) The Supervisory Board shall establish its own rules of procedure.

§ 16
Meetings and Resolutions of the Supervisory Board

(1) The Chairman of the Supervisory Board shall convene meetings of the Supervisory Board as needed, but at least four times a year, and shall chair these meetings. The rules of procedure of the Supervisory Board shall specify further details, with particular regard to the form and time period in which notifications of meetings shall be issued.

(2) At least half of the members of the Supervisory Board present at a meeting shall constitute a quorum. Resolutions of the Supervisory Board shall require a majority of the votes cast (simple majority). Each member shall have one vote. The rules of procedure of the Supervisory Board shall specify further details.

§ 17
Committees of the Supervisory Board

The Supervisory Board may establish committees and regulate their composition, scope of authority, and decision-making powers. This provision shall not affect the committees specifically referred to in this Ordinance. A committee member who tenders his or her written resignation from the respective committee with the chairman of said committee shall withdraw from the committee involved.

§ 18
Credit Committees (*Kreditausschüsse*)

(1) The Supervisory Board (*Verwaltungsrat*) shall create from among its members one business-specific Credit Committee (*Kreditausschuss*) for Landesbank and one joint Credit Committee for the legally dependent institutions (BW-Bank, RP-Bank, and Sachsen Bank). The Credit Committee of the legally dependent institutions shall fulfill its duties exclusively for the business areas of the legally dependent institutions described in § 4(8)-(10), while the Credit Committee of Landesbank shall be responsible for all credit matters above and beyond the aforementioned duties, notably in relation to the LBBW Group. The Supervisory Board shall define the responsibilities of the Credit Committees in their respective rules of procedure. Members of one Credit Committee may also be members of the respective other Credit Committee.

(2) LBBW's Credit Committee consists of 12 members who are entitled to vote. The Credit Committee of the legally dependent institutions consists of 12 members who are entitled to vote. All members of each Credit Committee must be members or deputy members of the Supervisory Board pursuant to § 13 hereof. The members of the Credit Committees shall be appointed upon nomination by the Owners (*Träger*) for the duration of the term of office of the Supervisory Board. The Owners shall have the right to nominate members of the Credit Committees in proportion to their respective interests in the nominal capital. Accordingly, with regard to LBBW's Credit Committee the State and the Savings Banks Association of Baden-Württemberg [*Sparkassenverband Baden-Württemberg* (SVBW)] shall each have the right to nominate four and the City two members, while the Savings Banks and Giro Association of Rhineland-Palatinate [*Sparkassen- und Giroverband Rheinland-Pfalz* (SGV RP)] and L-Bank shall each be entitled to nominate one member. With regard to the Credit Committee of the legally dependent institutions, the State and the SVBW shall each have the right to nominate four members and the City two members, each of whom shall be entitled to vote, while the SGV RP and L-Bank shall each be entitled to nominate one member, each of whom shall be entitled to vote. A deputy shall be appointed for each member of the Credit Committees who is entitled to vote; sentences 3-6 shall apply accordingly.

(3) The Chairmen of the Credit Committees and their deputies shall be elected by the Supervisory Board from among the members of the Credit Committees upon nomination of the Owners.

(4) The Credit Committees shall be responsible for approving the lending operations in accordance with the rules of procedure of the Credit Committees adopted by the Supervisory Board for Landesbank and the legally dependent institutions.

(5) At least half of the members who are entitled to vote must be present at a Credit Committee meeting in order to constitute a quorum.

(6) In urgent cases, the Board of Managing Directors (*Vorstand*) may extend loans or enter into risk-carrying investments without the approval of the responsible Credit Committee. The Board of Managing Directors must inform the responsible Credit Committee of the reasons for and the material content of an urgent decision at its following meeting.

§ 19
Savings Bank Expert Advisory Council (*Sparkassenfachbeirat*)

(1) A Savings Bank Expert Advisory Council shall be created to further the cooperation between Landesbank, acting as central bank, and the savings banks in Baden-Württemberg, Rhineland-Palatinate, and Saxony and to promote the cooperative collaboration between Landesbank, the savings banks, and their associated enterprises.

(2) The Savings Bank Expert Advisory Council shall consist of 16 members who are entitled to vote and one member who performs an advisory function and is not entitled to vote. All members must be chairmen of boards of managing directors of savings banks pursuant to section 1, or executive secretaries of the savings banks associations from among the Owners of LBBW. The SVBW shall appoint ten members who are entitled to vote, whereas the SGV RP shall appoint three members who are entitled to vote, in addition to the member who performs an advisory function and is not entitled to vote. Further members who are entitled to vote shall be the respective chairpersons of the three savings banks working groups in the Free State of Saxony. A deputy shall be appointed for each member, with the respective chairpersons of the three savings banks working groups in the Free State of Saxony being represented by their respective deputy chairpersons.

(3) The members and their deputies shall be appointed for a term of five years. New appointments must be made at least one month before the term of office expires. The members and their deputies may be recalled at any time. Reappointment is permissible.

(4) The members of the Savings Bank Expert Advisory Council shall elect the Chairman and the Deputy Chairman of the Savings Bank Expert Advisory Council from among themselves.

(5) The Chairman of Landesbank's Board of Managing Directors, a member of the Board of Managing Directors responsible for savings bank matters, and their deputies from the Board of Managing Directors shall participate in the meetings of the Savings Bank Expert Advisory Council in an advisory capacity. If needed, the Savings Bank Expert Advisory Council may demand the participation of additional members of the Board of Managing Directors.

(6) The Savings Bank Expert Advisory Council shall establish its own rules of procedure.

(7) In order to render advisory services on savings bank-specific matters to the boards of managing directors of RP-Bank and Sachsen Bank as legally dependent institutions, the Savings Bank Expert Advisory Council may form regional savings bank expert advisory councils in Rhineland-Palatinate and the Free State of Saxony, respectively, whose members shall be chairmen of the boards of managing directors of savings banks in the respective states. Sections 3, 4, and 6 shall apply accordingly.

§ 20
Duties of the Savings Bank Expert Advisory Council

(1) The Savings Bank Expert Advisory Council shall represent the interests of the savings banks in relation to Landesbank and advise Landesbank in its function as the central bank of the savings banks; in this connection it shall be responsible for:

1. the supervision of compliance with agreements entered into;
2. the rendering of services to the savings banks, including the pricing thereof;
3. supplementing the products offered by Landesbank to the savings banks;
4. fundamental issues of cooperation and new agreements between Landesbank and the savings banks as well as their associated enterprises.

The Savings Bank Expert Advisory Council may demand relevant information with regard to the aforementioned matters from the Board of Managing Directors.

(2) The Board of Managing Directors shall submit all necessary documentation concerning the matters set forth in section 1 to the Savings Bank Expert Advisory Council for its consideration.

(3) In case no agreement can be reached between the Savings Bank Expert Advisory Council and the Board of Managing Directors, either side may ask the Supervisory Board to mediate.

(4) The appointment and recall of the member of Landesbank's Board of Managing Directors who is responsible for the matters of the savings banks shall require consultation with the Savings Bank Expert Advisory Council.

§ 21
Board of Managing Directors (*Vorstand*), Chairman

(1) The Board of Managing Directors consists of several members who shall be appointed by the Owners' Meeting. The Owners' Meeting may appoint deputy members of the Board of Managing Directors; the deputy members shall have the same rights and responsibilities as the members of the Board of Managing Directors.

(2) The members of the Board of Managing Directors shall be appointed for a maximum term of five years and shall be employed subject to private law; reappointment is permissible. Resolutions on the reappointment of the members of the Board of Managing Directors shall be passed at the earliest twelve months but at the latest six months before the relevant term of office expires. Members of the Board of Managing Directors exceeding the age of sixty may only be appointed or reappointed for a term ending with the end of the month in which they reach the age of sixty-five; the Owners' Meeting may decide to extend the appointment or reappointment in special individual cases.

(3) The Owners' Meeting shall appoint one Chairman of the Board of Managing Directors; it may appoint one Deputy Chairman or several Deputy Chairmen of the Board of Managing Directors.

(4) The Owners' Meeting may revoke the appointment of a member of the Board of Managing Directors for good cause. Such cause is, in particular, a serious breach of duty, inability to perform managing functions in an orderly manner, withdrawal of confidence by the Owners' Meeting, or incompatibility that endangers or prevents cooperation among the members of the Board of Managing Directors. Any revocation shall be valid until its invalidity is established by court decision. The foregoing shall also apply to the revocation of the appointment of deputy members as well as to the revocation of the appointment of the Chairman and the Deputy Chairmen of the Board of Managing Directors.

§ 22
Duties of the Board of Managing Directors

(1) The Board of Managing Directors shall manage the business of Landesbank and represent Landesbank. The members of the Board of Managing Directors shall perform their management function with the care of a prudent and conscientious manager.

(2) The Board of Managing Directors shall be responsible for all matters of Landesbank, except for those for which the Landesbank Baden-Württemberg Act (*Gesetz über die Landesbank Baden-Württemberg*) or this Ordinance places authority elsewhere. The Board of Managing Directors shall be the superior of all employees of Landesbank including its branches, offices, stock exchange offices, representative offices, and legally dependent institutions under public law.

(3) The Chairman of the Board of Managing Directors shall inform the Chairman of the Owners' Meeting and the Chairman of the Supervisory Board about important occurrences.

§ 23
Representation, Authority to Sign

(1) Two members or deputy members of the Board of Managing Directors may make statements in the name of Landesbank. The Board of Managing Directors may decide that Landesbank may be represented in the ordinary course of business by either one member or one deputy member of the Board of Managing Directors in each case acting in conjunction with one Landesbank employee, or by two Landesbank employees acting jointly.

(2) The Board of Managing Directors may decide, safety permitting, that one employee alone is authorized to represent Landesbank with respect to certain transactions.

(3) The following written documents shall be legally binding without signature:

1. check cards and similar guarantees issued in large numbers which bear the name of the owner at the time of issuance;

2. machine-generated and adjusted lists, settlements of accounts and similar statements, balances of accounts, statements of accounts, and statements of securities accounts;

3. credit or debit notes and notices concerning changes of interest rates, commissions, fees, interest and redemption installments;

4. other statements and machine-generated acknowledgments of receipt bearing a control stamp, provided that Landesbank has drawn due attention to the fact that the specific statements or acknowledgments in question are legally binding without signature by posting a public notice or making the information otherwise publicly available in the Bank's customer service areas, or by including an appropriate explanatory note on the printed form.

(4) The Board of Managing Directors shall record the authority to sign in a signature book. Furthermore, the names and specimen signatures of the authorized representatives shall be posted or made otherwise publicly accessible at the locations where the authorized representatives carry out their activities.

(5) Documents that are executed by the Board of Managing Directors or by persons authorized to represent the Board of Managing Directors and which bear the Landesbank seal shall be deemed to be documents issued by a public authority.

(6) Legally binding written or verbal statements of Landesbank may also be made on the basis of powers of attorney by one or several authorized persons.

(7) Statements and documents that meet the foregoing requirements shall be legally binding for Landesbank irrespective of whether or not they comply in a particular case with other provisions of this Ordinance.

(8) The transfer of authority to represent Landesbank to members and deputy members of the Board of Managing Directors shall be certified by the Chairman of the Owners' Meeting; in all other cases, the Board of Managing Directors shall certify such a transfer of authority.

§ 24
Advisory Boards (*Beiräte*)

(1) Landesbank may establish one or several advisory board/s to provide expert advice to Landesbank.

(2) The members shall be appointed and recalled by the Board of Managing Directors with approval of the Owners' Meeting. They shall serve in an honorary capacity. § 6(2), sentence 2 hereof shall apply accordingly.

(3) The members of the advisory boards may receive a representation allowance as determined by the Owners' Meeting.

(4) § 13(3) shall apply accordingly to withdrawing members of the advisory boards subject to the proviso that any resignation must be tendered in writing with the chairman of the advisory board concerned.

§ 25
Business Plan

The Board of Managing Directors shall prepare a business plan each year that must be submitted to the Supervisory Board for approval at the latest by the end of the preceding business year.

§ 26
Annual Financial Statements and Annual Report

(1) The business year shall be the calendar year.

(2) The preparation, audit, and publication of the annual financial statements, the management report, the consolidated financial statements, and the consolidated management report shall comply with applicable law. The Board of Managing Directors shall prepare the annual financial statements and the consolidated financial statements within the time period required by law and present them without delay to the independent auditors that were appointed and engaged by the Supervisory Board for their audit.

(3) Upon receipt of the independent auditors' report the Board of Managing Directors shall submit the audited financial statements together with the management report and the independent auditors' report without delay to the Supervisory Board for adoption of the annual financial statements; the aforementioned shall apply accordingly to the consolidated financial statements and the consolidated management report submitted for the cognizance of the Supervisory Board.

(4) Landesbank shall prepare an annual report each year.

§ 27
Appropriation of Profit

The Owners' Meeting shall pass a resolution on the appropriation of the distributable profit. Distributions to the Owners shall be made in proportion to their respective interests in the nominal capital. If and to the extent that the ordinance of the Association requires that its member savings banks make direct contributions to the nominal capital, the distributions attributable thereto shall be made directly to the member savings banks.

§ 28
Dissolution

In case of the dissolution of Landesbank, the liquidation shall be carried out by the Board of Managing Directors, unless the Owners agree otherwise. The assets remaining after the satisfaction of all obligations shall be distributed to the Owners in proportion to their respective interests in the nominal capital.

§ 29
Seal

Landesbank shall carry a seal with the small State crest and the circular inscription "Landesbank Baden-Württemberg".

§ 30
Public Announcements

(1) Public announcements by Landesbank shall be published in the Official Gazette of Baden-Württemberg (*Staatsanzeiger für Baden-Württemberg*).

(2) In lieu of a publication in the Official Gazette of Baden-Württemberg, Landesbank may display public announcements at all registered offices of Landesbank provided that reference to such method of publication is simultaneously made in the Official Gazette of Baden-Württemberg.

(3) Section 2 shall not apply to the public announcement of Ordinances.

§ 31
Effective Date and Repeal

(1) This Ordinance shall become effective on January 1, 1999; simultaneously the existing ordinance of Südwestdeutsche Landesbank Girozentrale shall be repealed.

(2) Amendments to this Ordinance shall become effective on the day following public announcement (§ 30) in the Official Gazette of Baden-Württemberg, unless determined otherwise.

N.B.:

This amended Ordinance has been valid since July 1, 2008.

END